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Tel: (416) 798-1200 ext. 380  Tel: (416) 599-0024  Tel: (212) 370-5045

Email:  ir@lorusthera.com   Email:  eliza@mcipr.com Email:  amy@mcipr.com

LORUS THERAPEUTICS ANNOUNCES INITIATION OF COLON CANCER TRIAL WITH GTI-2040 IN COOPERATION WITH THE U.S. NATIONAL CANCER INSTITUTE

-Novel drug combination enters clinical trial -

TSX:  LOR

AMEX: LRP

TORONTO, CANADA, May 4, 2004 – Lorus Therapeutics Inc. (“Lorus”) announced today the initiation of a clinical trial of GTI-2040 in a novel combination with oxaliplatin and capecitabine in patients with advanced unresectable colon cancer.

This new study is under the direction of Dr. Stephen Shibata at the City of Hope Comprehensive Cancer Center in Duarte California, together with Dr. Heinz-Joseph Lenz at the University of Southern California in Los Angeles, Dr. David Gandara at the Davis Cancer Center, University of California in Sacramento and Dr. Mark McNamara at the City of Hope Medical Group in Pasadena.

A key objective of this clinical study is to establish the optimal dose of this combination in colon cancer patients and the pharmacodynamic effects on cellular markers of anti-tumor activity when these agents are combined.

This trial is one of six clinical studies in a Phase II clinical program for GTI-2040 in combination with other agents and in various tumor types sponsored by the Cancer Therapy Evaluation Program (CTEP), a U.S. National Cancer Institute program that sponsors clinical trials of novel compounds to accelerate their development.

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“We are delighted with the support of the CTEP program to extend GTI-2040 development to colon cancer,” said Dr. Jim Wright, CEO of Lorus Therapeutics Inc. “Overlapping toxicities with common chemotherapy combinations can be a limiting factor in treating advanced diseases where single-agent therapy is rarely an option.  GTI-2040 has good tolerability alone and in combination with other drugs in clinical studies to date, which makes it an encouraging opportunity for colon cancer therapy.”

In preclinical studies, GTI-2040 has demonstrated reduction in the size of human adenocarcinoma tumors of the colon by 80 per cent when injected into mice compared to those in untreated mice using the standard mouse xenograft model.  It has also demonstrated a broad spectrum of activity in vivo in preclinical models across many tumor types, and a 65 per cent to 95 per cent inhibition of lung metastases in two animal models.

In similar animal models, when combined with 5-FU (the active metabolite of capecitabine) or oxaliplatin, GTI-2040 has shown increased antitumor activity compared to either agent alone.

American Cancer Society data identifies colon cancer as the third most common cancer in both men and women with an estimated 106,370 new cases and 56,730 deaths expected to occur in 2004. While advances have come from earlier diagnosis, patients with metastatic colon cancer have achieved only modest improvement from advances in combination chemotherapies, which illustrates the need for new therapeutic combination strategies involving multiple targeted therapies.

GTI-2040 targets the R2 component of ribonucleotide reductase (RR), which is required for DNA synthesis, and is elevated in a wide range of tumor types where it may act as a signal molecule to enhance malignancy.  It is predicted in this study that the mechanisms of cytotoxicity of capecitabine and of oxaliplatin, including inhibition of DNA repair, will be enhanced by this RR blockade in these colon cancer patients.

The chemotherapies combined with GTI-2040 in this trial, capecitabine and oxaliplatin, are FDA approved therapies for colon cancer, the former for first-line therapy and the latter in combination with 5-fluorouracil/Leucovorin.

About GTI-2040

GTI-2040 is a drug that specifically targets the R2 component of ribonucleotide reductase, which is required for DNA synthesis and cell proliferation.  R2 has also been described as a malignant determinant that is elevated in a wide range of tumors, and through deregulation can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential. GTI-2040 showed significant antitumor activity against many different human tumors in preclinical studies. In addition to a clinical trial in renal cell cancer, GTI-2040 is currently the subject of a Clinical Trial Agreement with the United States National Cancer Institute (NCI) under which GTI-2040 will be tested in combination chemotherapy in six different clinical trials. Five of these trials have now been initiated including treatment of metastatic breast cancer at the University of California, Davis Cancer Center; acute myeloid leukemia at the Ohio State University Medical Center, non-small cell lung cancer at Princess Margaret Hospital in Toronto, Ontario, a variety of solid tumors at the Institute of Drug development, Cancer Therapy and Research Center in San Antonio, Texas and the colon cancer clinical study announced today. The remaining clinical trial to be initiated with NCI sponsorship will investigate GTI-2040 in prostate cancer.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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